Form G-FINW



10030344

11-334


RECEIVED
MAY 07 2010
Credit & Market Risk

FR G-FINW
OMB No. 7100-0224
Average hours per response: 0.25
Approval expires April 30, 2010

OFFICIAL USE
862619

Notice by Financial Institutions of Termination of Activities as a Government Securities Broker or Government Securities Dealer

1. Appropriate regulatory agency (check one):

   A. ☑ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. A. Full name of the financial institution:

   Wells Fargo Bank, National Association

   B. Address of principal office of financial institution:

   420 Montgomery Street, San Francisco, CA 94104

   C. Mailing address if different from (B):

   301 S. College Street, One Wachovia Center, 8th Floor Chlt, NC 28202

3. Furnish the name and address of the person who has or will have custody or possession of the financial institution's books and records with respect to the financial institution's activities as a government securities broker or government securities dealer:

   Full Name

   Taylor (Last) Scott (First) Clarke (Middle)

   Address: 301 S. College Street, One Wachovia Center, 8th Flr. Charlotte, NC 28202

4. Furnish the address of the place where such books and records will be located:

   301 S. College Street, One Wachovia Center, 8th Floor
   Charlotte, NC 28202

5. **The financial institution submitting this notice of termination of activities and the person executing it represent that all of the information contained herein is true, current and complete.**

   Please print name and title of person executing this notice:

   Tracy (First) Jordan (Middle) Braswell (Last) Compliance Ofcr (Title)

   Tracy J. Braswell (Manual Signature) 5/6/10 (Date)

7/9/10